FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

VIZSLA SILVER CORP.
Suite 700, 1090 West Georgia Street
Vancouver, BC V6E 3V7

Item 2.	Date of Material Change

June 21, 2021

Item 3.	News Release

The news release was issued on June 21, 2021 and was disseminated by The Newswire and filed on SEDAR.

Item 4.	Summary of Material Change

Vancouver, British Columbia (June 21, 2021) - Vizsla Silver Corp. (TSX-V: VZLA) (OTCQB: VIZSF) (Frankfurt: 0G3) ("Vizsla" or the "Company") announced today that at its special meeting of shareholders held June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia).

The Company also announces that it has completed its non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000.

Item 5.	Full Description of Material Change

The Company announced today that that at its special meeting of shareholders held June 15, 2021, all of the resolutions were duly passed, including the special resolution to approve the proposal plan of arrangement (the "Arrangement") pursuant to which Vizsla Silver will spin-out its British Columbia copper exploration assets to Vizsla Copper Corp. ("Vizsla Copper" or "SpinCo"). Also, the Supreme Court of British Columbia approved the Arrangement under the terms of the Business Corporations Act (British Columbia).

Common shares of Vizsla Copper (the "SpinCo Shares") will be distributed to shareholders of Vizsla Silver (the "Shareholders") on the basis of one Vizsla Copper share for every three common shares of Vizsla Silver. The Arrangement will not result in any change to a shareholder's ownership of Vizsla Silver. The majority of shareholders (those who hold their shares through their broker) will receive their SpinCo Shares with no further action.

Once the Arrangement becomes effective, Shareholders will own shares in both public companies: (i) Vizsla Copper, which will focus on the 100% owned Blueberry copper project located in the Babine porphyry belt of Central British Columbia and the option to acquire a 60% interest in the Carruthers Pass copper property located 200 kilometres north of Smithers, British Columbia, and (ii) Vizsla Silver, which will continue to advance the Panuco Copala silver-gold project in Mexico.

Completion of the Arrangement is subject to a number of customary conditions, including the following:

(a) TSX Venture Exchange ("TSXV") approval of the Arrangement by Vizsla Silver;

(b) TSXV approval for the listing of the SpinCo Shares upon completion of the Arrangement; and

(c) completion of a private placement by SpinCo to raise gross proceeds of up to $3,500,000.

Assuming the timely completion of these conditions, the Company expects the Arrangement to close in July 2021.

The Company also announces that it has completed its non-brokered private placement (the "Private Placement") previously announced on June 3, 2021. The Company issued a total of 1,690,000 units (the "Units") at a price of C$2.50 per unit for gross proceeds of C$4,225,000.

Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Private Placement Warrant"). Each Private Placement Warrant entitles the holder to acquire one common share of the Company for 18 months from the closing of the Private Placement at a price of C$3.25.

The Company paid cash finder's fees equal to 6% of the gross proceeds and issued broker warrants of the Company, exercisable at any time on or before December 18, 2022, to acquire that number of common shares in the capital of the Company which is equal to 6% of the number of Units sold under the Private Placement at an exercise price of C$2.50.

The securities issued pursuant to the Offering have a hold period of four months and one day from closing, expiring on October 19, 2021.

The net proceeds of the Private Placement will be used to advance the exploration and development of the Company's Panuco project, to make option payments and pursue potential future acquisitions, as well as for working capital and general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "1933 Act") or under any U.S. state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act, as amended, and applicable state securities laws.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

Michael Konnert Chief Executive Officer and President

Item 9.	Date of Report

June 21, 2021